SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report consists of a letter filed with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange on June 14, 2004 regarding a recent United States Federal Communications Commission order.

CM 020

Globe Telecom

14 March 2004

SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA

Mandaluyong, Metro Manila

Attention :	MS. JUSTINA CALLANGAN
Director

- and -

PHILIPPINE STOCK EXCHANGE, INC.

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention :	MR. JOSE CERVANTES
Senior Vice President

MS. LUISA BUENAVENTURA
Supervisor, Disclosure Department

Gentlemen :

We hereby disclose that Globe Telecom has received notice that the Federal Communications Commission (FCC) of the United States issued an order affirming the earlier order of its International Bureau in IB Docket No. 03-38 “In the Matter of AT & T Corp. Emergency Petition for Settlements Stop Payment Order and request for Immediate Interim Relief and Petition of Worldcom, Inc., for Prevention of Whipsawing on the US-Philippines Route” finding that Philippine carriers allegedly engaged in “whipsawing” of certain US carriers.

As the order itself notes, however, traffic between Philippine and US carriers continue to flow, and settlements continue to be made, pursuant to the interim agreements entered into between the Philippine and US carriers prior to the issuance of the new order. The FCC’s latest order also explicitly stated that it was not making any findings of collusion in relation to the ongoing investigation being conducted by the US Department of Justice on the possibility of anticompetitive practices among the Philippine carriers relative to their conduct in the termination rate dispute with US carriers.

Globe is currently evaluating all options available to it and will take whatever legal action is necessary to protect its interests in this matter.

If you have any inquiries regarding this matter, please feel free to call on us.

Very truly yours,

ATTY. MA. CARIDAD D. GONZALES

Head, Legal Services Division

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:	/s/ Delfin C Gonzalez, Jr.
Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

Date: June 15, 2004